                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.  15 )*
                                            ----

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    013068200
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                            Carol L. Bernick
NEAL, GERBER & EISENBERG                         2525 Armitage Avenue
Two North LaSalle Street, Suite 2200             Melrose Park, Illinois  60160
Chicago, Illinois  60602                         (708) 450-3051
(312) 269-8020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 10, 2003
                        ---------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 pages

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-------------------------                             -------------------------
 CUSIP NO. 013068200                  13D                 Page 2 of 6 Pages
-------------------------                             -------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Carol L. Bernick
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*
              PF
--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [_]

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen
--------------------------------------------------------------------------------
    NUMBER            7.    SOLE VOTING POWER

   OF SHARES                  2,671,202**
                     -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER

   OWNED BY                   6,670,563**
                     -----------------------------------------------------------
     EACH             9.    SOLE DISPOSITIVE POWER

   REPORTING                  2,671,202**
                     -----------------------------------------------------------
    PERSON           10.    SHARED DISPOSITIVE POWER

     WITH                     6,670,563**
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
              9,341,765**
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] Excluded are options to purchase 220,000 Class A shares and 477,291 Class A shares and 88,682 Class B shares held directly by Bernick's spouse; 18,500 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,629 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
              27.47%**
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

-------------------------                             -------------------------
 CUSIP NO. 013068200                  13D                 Page 3 of 6 Pages
-------------------------                             -------------------------

Item 1. Security and Issuer.

        Title of Class of Securities:     Class A Common Stock, $.22 par value
                                          per share (the "Class A shares")

        Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                          2525 Armitage Avenue
                                          Melrose Park, IL 60160

Item 2. Identity and Background.

        (a) Name of Person Filing:        Carol L. Bernick ("Bernick")

        (b) Address:                      c/o Carol L. Bernick
                                          2525 Armitage Avenue
                                          Melrose Park, IL 60160

        (c) Principal Business:           Bernick, an individual, is a Director,
                                          Vice Chairman and Assistant Secretary
                                          of the Company, and President
                                          Alberto-Culver Consumer Products
                                          Worldwide, a division of the Company.

        (d) Prior Criminal Convictions:   None

        (e) Prior Civil Proceedings with  None
            Respect to Federal or State
            Securities Laws:

        (f) Citizenship/Organization:     U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

        On February 10, 2003, Howard B. Bernick sold 361,809 Class A shares at $49.75 per share worth approximately $18 million to the Carol L. Bernick Revocable Trust II, u/a/d/ 4/17/02(the "Revocable Trust II"), to which Bernick has sole voting and investment power. Consideration for the shares was the forgiveness of a note payable from Howard Bernick to Bernick. In addition, on February 10, 2003, the Leonard H. Lavin Trust, u/a/d 12/18/87 (the "LHL Trust"), to which Bernick shares voting and investment power, sold 199,822 Class B shares at $51.505 per share worth approximately $10.3 million to the CLB Grantor Annuity Trust, u/a/d 9/15/93 (the "CLB Trust"), to which Bernick has sole voting and dispositive power. Consideration for the shares was cash in the amount of $8,450,000 and the forgiveness of a note payable from Leonard H. Lavin to the CLB Trust. The foregoing two transactions occurred simultaneously and were undertaken for estate planning purposes. Finally, on February 10, 2003 and December 23, 2002, the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 ("Revocable Trust"), to which Bernick has sole voting and investment power, gifted 12,000 Class A shares and 1,400 Class A shares, respectively, to a trust for the benefit of her children, to which Bernick has no voting or investment power.

Item 4. Purpose of Transaction.

        The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

-------------------------                             -------------------------
 CUSIP NO. 013068200                  13D                 Page 4 of 6 Pages
-------------------------                             -------------------------

Item 5. Interest in Securities of the Issuer.

        (a)  (i)   Amount of Class A Shares Beneficially Owned: 9,341,765 Class
                   A shares total; options to purchase 81,000 Class A shares held directly; 314,405 Class A shares and 104,476 Class B shares held as trustee of the Revocable Trust; 361,809 Class
                   A shares and 100,000 Class B shares held as trustee of the Revocable Trust II; 482,562 Class B shares held as co-trustee of the CLB Trust; 111,475 Class A shares held as trustee of the 2001 CLB Grantor Annuity Trust, u/a/d 9/18/01 (the "CLB
                   2001 Trust"); 1,026,982 Class B shares held as trustee of the KSL Property Trust II (the "Property Trust"); 2,862,931 Class
                   B shares and 64 Class A shares as co-trustee of the Bernice
                   E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"); 2,919,182
                   Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; 100,200 Class A shares held as co-trustee of a trust for Bernick's benefit; 80,088 Class A shares as trustee of trusts for the benefit of certain of Bernick's family members (the "Family Members Trusts"); 5,704 Class A shares held as co-trustee of a trust for the benefit of her sister;
                   395,378 Class A shares and 280,000 Class B shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (the "Lavin
                   Family Foundation"); 35,000 Class A shares and 66,400 Class B shares held by the Howard and Carol Bernick Family
                   Foundation, a charitable private foundation of which Bernick is President and a director (the "Bernick Family
                   Foundation"); and 8,405 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

             (ii) Percentage of Class A Shares Beneficially Owned: 27.47% total; .31% directly; 1.60% as trustee of the Revocable Trust; 1.76% as trustee of the Revocable Trust II; 1.82% as co-trustee of the CLB Trust; .43% as trustee of the CLB 2001 Trust; 3.79% as trustee of the Property Trust; 9.89% as co-trustee of the BEL Trust; 10.09% as co-trustee of the LHL Trust; .38% as co-trustee of a trust for Bernick's benefit; .31% as trustee of the Family Members Trusts; .02% as co-trustee of a trust for the benefit of her sister; 2.56% by Lavin Family Foundation; .39% by the Bernick Family Foundation; and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 26,076,433 Class A shares outstanding as of December 31, 2002).**

             ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

        (b)  Number of Class A Shares as to which Bernick has:

                   (i)   Sole power to vote:     2,671,202/1/

                   (ii)  Shared power to vote:   6,670,563/2/

                   (iii) Sole power to dispose:  2,671,202/1/

                   (iv)  Shared power to dispose:  6,670,563/2/


             /1/ The 2,671,202 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 81,000 Class A shares held directly; 314,405 Class A shares and 104,476 Class B shares held as trustee of the Revocable Trust; 361,809 Class A shares and 100,000 Class B shares held as trustee of the Revocable Trust II; 482,562 Class B shares held as trustee of the CLB Trust; 111,475 Class A shares held as trustee of the CLB 2001 Trust; 1,026,982 Class B shares held as trustee of the Property Trust; 80,088 Class A shares held as trustee of the Family Members Trusts; and 8,405 Class B shares held as a participant in the Alberto-Culver Employees Profit Sharing Plan.

-------------------------                             -------------------------
 CUSIP NO. 013068200                  13D                 Page 5 of 6 Pages
-------------------------                             -------------------------

             /2/ The 6,670,563 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 100,200 Class A shares held as co-trustee of a trust for her benefit; 5,704 Class A shares held as co-trustee of a trust for the benefit of her sister; 395,378 Class A shares and 280,000 Class B shares held by the Lavin Family Foundation; 2,862,931 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 2,919,182 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; and 35,000 Class A shares and 66,400 Class B shares held by the Bernick Family Foundation.

        Bernick shares the power to vote and dispose of the 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation, 2,862,931 Class B shares and 64 Class A shares held by the BEL Trust, and 2,919,182 Class B shares and 5,704 Class A shares held by the LHL Trust, with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 100,200 Class A shares and 5,704 Class A shares held as co-trustee of a trust for her benefit and the benefit of her sister, respectively, with Bernice E. Lavin. Bernick shares the power to vote and dispose of 35,000 Class A shares and 66,400 Class B shares held by the Bernick Family Foundation with Howard B. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

                   (1)   Name of Person:            (1)  Leonard H. Lavin
                                                    (2)  Bernice E. Lavin
                                                    (3)  Howard B. Bernick
                                                    (4)  Marshall E. Eisenberg

                   (ii)  Address:                   (1),(2), 2525 Armitage Avenue
                                                    and (3) Melrose Park, Illinois 60160
                                                    (4)  Neal, Gerber & Eisenberg
                                                         Two North LaSalle Street, Suite 2200
                                                         Chicago, Illinois 60602

                   (iii) Principal Business:        (1)  Leonard H. Lavin, an individual, is a
                                                         Director and the Chairman of the
                                                         Company.
                                                    (2)  Bernice E. Lavin, an individual, is a
                                                         Director and the Vice Chairman,
                                                         Secretary and Treasurer of the
                                                         Company.
                                                    (3)  Howard B. Bernick, an individual, is a
                                                         Director and the President and Chief
                                                         Executive Officer of the Company.
                                                    (4)  Marshall E. Eisenberg, an individual, is
                                                         an attorney and a partner in the law firm
                                                         Neal, Gerber & Eisenberg, Chicago,
                                                         Illinois.

                   (iv)  Prior Criminal             None
                         Convictions:

                   (v)   Prior Civil Proceedings    None
                         with Respect to Federal
                         or State Securities Laws:

                   (vi)  Citizenship/Organization:  U.S. Citizen

-------------------------                             -------------------------
 CUSIP NO. 013068200                  13D                 Page 6 of 6 Pages
-------------------------                             -------------------------

        Excluded are options to purchase 220,000 Class A shares and 477,291 Class A shares and 88,682 Class B shares held directly by Bernick's spouse; 18,500 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,629 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

        (c)  None, except as described in Item 3 above.

        (d)  None.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

Item 7. Material to be Filed as Exhibits.

             None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003


Signature: /s/ Carol L. Bernick
           ----------------------------------------------------------
Name/Title: Carol L. Bernick, individually; as trustee
            or co-trustee of various trusts;
            and as an officer of various
            foundations.